UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-32555

MASISA S.A. (formerly known as Terranova S.A.)
(Exact name of registrant as specified in its charter)

Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile Tel. No. (56-2) 350-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock represented by American Depositary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.   Exchange Act Reporting History

A.   Masisa S.A. (“Masisa”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on March 24, 2005, the date on which its registration statement on Form F-4 (File No. 333-123459) relating to its Common Stock, represented by American Depositary Shares (“ADS”), was declared effective.

B.   During the 12-month period preceding the filing of this Form 15F, Masisa has filed or submitted all reports required under the Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2006.

Item 2.   Recent United States market Activity

Masisa’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) on January 5, 2006 pursuant to a Form F-1/A filed on December 6, 2005 (File No. 333-128972).

Item 3.   Foreign Listing and Primary Trading Market

A.   Masisa’s Common Stock is listed on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso), in Chile. The primary trading market for Masisa’s Common Stock is the Santiago Stock Exchange as of a recent 12-month period. The first and last days of the recent 12-month period are March 1, 2007 and February 29, 2008, respectively.

B.   Masisa’s Common Stock was first listed on the Santiago Stock Exchange on November 11, 1994 under its predecessor’s name, Forestal Terranova S.A., and Masisa has since maintained its listing on the Santiago Stock Exchange, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C.   The percentage of trading in Common Stock that occurred on the Santiago Stock Exchange as of a recent 12-month period was 68.7%. The first and last days of the recent 12-month period are March 1, 2007 and February 29, 2008, respectively.

Item 4.   Comparative Trading Volume Data

Not applicable.

Item 5.   Alternative Record Holder Information

As of January 29, 2008, the number of record holders of Common Stock who are United States residents, as determined by Masisa in accordance with Rule 12h-6(e), was 276.

Item 6.   Debt Securities

Not applicable.

Item 7.   Notice Requirement

A.   Pursuant to Rule 12h-6(h), Masisa published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of a press release on March 11, 2008.

B.   On the above date, the notice was posted on Masisa’s website (www.masisa.com) and submitted on Form 6-K to the SEC.

Item 8.   Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

Masisa intends to publish information required under Rule 12g3-2(b)(1)(iii) on its internet website at www.masisa.com.

PART III

Item 10.   Exhibits

Not applicable.

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)   The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)   Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)   It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Masisa S.A. (formerly known as Terranova S.A.) has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Masisa S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 13, 2008

Masisa S.A. (formerly known as Terranova S.A.)
By:	/s/ Enrique Cibié
Enrique Cibié CEO